UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR
For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

_____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Dror Ortho-Design, Inc.

Full Name of Registrant

Novint Technologies, Inc.

Former Name if Applicable

Shatner Street 3

Address of Principal Executive Office (Street and Number)

Jerusalem, Israel

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dror Ortho-Design, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings. The delay is due primarily to the recent business combination and related transactions described below.

As previously reported, on August 14, 2023, pursuant to that certain Share Exchange Agreement, dated as of July 5, 2023 (as amended, the “Exchange Agreement”) by and among the Company, Dror Ortho-Design Ltd., a company incorporated under the laws of the State of Israel (“Private Dror”) and all shareholders of Private Dror, the shareholders of Private Dror transferred all of their ordinary shares in Private Dror to the Company in exchange for newly issued shares of Company’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) and shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock,” and the transaction, the “Share Exchange”). As a result of the Share Exchange, Private Dror became a wholly owned subsidiary of the Company.

In connection with the Share Exchange, pursuant to that certain Securities Purchase Agreement, dated as of August 14, 2023 (the “Securities Purchase Agreement”), the Company sold an aggregate of (1) 204,545,448 shares of Common Stock and 2,704,545 shares of Preferred Stock at an effective purchase price of $0.011 per share of Common Stock either sold or underlying each share of Preferred Stock and (2) five-year warrants to purchase an aggregate of 474,999,993 shares of Common Stock at an exercise price of $0.033 per share (“Warrants”) in a private placement to certain investors (the “Private Placement”).

The Share Exchange and the Private Placement have caused the Company to need to dedicate significant resources, including its management’s attention, to the closing of these transactions, the post-closing transition activities and the preparation and review of the Company’s unaudited interim financials.

As a result of the foregoing, the Company is unable to file, without unreasonable effort or expense, the Form 10-Q on the original due date. The Company anticipates that it will be able to file the Form 10-Q within the extension period provided under Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eliyahu (Lee) Haddad	N/A	+972 (0)74-700-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The 10-Q will report the results of operations of Private Dror from the corresponding period for the last fiscal year. Prior to the closing of the Share Exchange on August 14, 2023, the Company’s quarterly reports on Form 10-Q reflected the results of operations of the Company’s predecessor, Novint Technologies, Inc.

Dror Ortho-Design, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2023	By:	/s/ Eliyahu (Lee) Haddad
		Name:	Eliyahu (Lee) Haddad
		Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).